SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       RENAISSANCE ACCEPTANCE GROUP, INC.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   75966A 10 1
                                 (CUSIP Number)


                               Daniel T. Phillips
                       Chairman of the Board of Directors
                       Renaissance Acceptance Group, Inc.
                           1750 Regal Row, Suite 1010
                               Dallas, Texas 75235
                                 (214) 599-6500
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 2, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75966A 10 1

         1        NAME OF REPORTING PERSON IRS  IDENTIFICATION  NO. OF REPORTING
                  PERSON:

                           Daniel T. Phillips

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions):
                        (a)  [ ]    (b)[ ]

         3.       SEC USE ONLY

         4.       SOURCE OF FUNDS (See Instructions):OO

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


  NUMBER OF SHARES BENEFICIALLY      7.  SOLE VOTING POWER          0
  OWNED BY EACH REPORTING PERSON                                   ---
  WITH
                                     8.  SHARED VOTING POWER    3,161,082.62 (1)
                                                                ----------------
                                     9.  SOLE DISPOSITIVE POWER     0
                                                                  -----

                                    10. SHARED DISPOSITIVE      3,161,082.62 (1)
                                            POWER               ----------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,161,082.62 (1)

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): X
                                            ----

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  63.2% (2)

         14.      TYPE OF REPORTING PERSON (See Instructions):  IN

--------------------------

(1) Consists of 2,931,117.16 shares beneficially owned by Danmer, LLC and 229,965.46 shares beneficially owned by The Mankoff Irrevocable Trust. Danmer, LLC holds proxy-voting power for the shares beneficially owned by The Mankoff Irrevocable Trust. Mr. Phillips is a member and the sole manager of Danmer, LLC. Does not include 1,005.31 shares beneficially owned by FirstPlus Financial Group, Inc. Mr. Phillips is the Chief Executive Officer of FirstPlus Financial Group, Inc. Mr. Phillips
         disclaims beneficial ownership of the shares held by FirstPlus Financial Group, Inc.

(2) Based on 5,000,000 shares of common stock outstanding following the transaction described in Item 3 of this Schedule 13D.

CUSIP No. 75966A 10 1

         1        NAME OF REPORTING PERSON IRS  IDENTIFICATION  NO. OF REPORTING
                  PERSON:

                           Danmer, LLC

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions):
                  (a)    [ ]                (b) [ ]

         3.       SEC USE ONLY

         4.       SOURCE OF FUNDS (See Instructions):OO

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Texas


  NUMBER OF SHARES BENEFICIALLY       7.  SOLE VOTING POWER    2,931,117.16
  OWNED BY EACH REPORTING PERSON
  WITH
                                      8.  SHARED VOTING POWER  3,161,082.62 (1)
                                                               ----------------

                                    9.  SOLE DISPOSITIVE POWER  2,931,117.16
                                                                ----------------

                                  10. SHARED DISPOSITIVE        3,161,082.62 (1)
                                            POWER               ----------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  2,931,117.16 (1)
                  ------------

         12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): X -

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  58.6% (2)

         14.      TYPE OF REPORTING PERSON (See Instructions):  OO

--------------------------

(1) Consists of 2,931,117.16 shares beneficially owned by Danmer, LLC and 229,965.46 shares beneficially owned by The Mankoff Irrevocable Trust. Danmer, LLC holds proxy-voting power for the shares beneficially owned by The Mankoff Irrevocable Trust. Mr. Phillips is a member and the sole manager of Danmer, LLC. Does not include 1,005.31 shares beneficially owned by FirstPlus Financial Group, Inc. Mr. Phillips is the Chief Executive Officer of FirstPlus Financial Group, Inc. Mr. Phillips
         disclaims beneficial ownership of the shares held by FirstPlus Financial Group, Inc.

(2) Based on 5,000,000 shares of common stock outstanding following the transaction described in Item 3 of this Schedule 13D.

SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Renaissance Acceptance Group, Inc., a Delaware corporation ("RNAG"). The address of the principal executive offices of RNAG is 1750 Regal Row, Suite 1010, Dallas, Texas 75235.

Item 2.  Identity and Background

         This Schedule 13D is being filed by Daniel T. Phillips, a United States citizen and Danmer LLC (the "LLC"), a Texas limited liability corporation. The business address of Phillips and the LLC is 1750 Regal Row, Suite 1010, Dallas, Texas 75235. The principal business of the LLC is investments.

         Mr. Phillips is the Chairman of the Board of Directors of RNAG and is a member and sole manager of the LLC.

         During the last five years, neither Mr. Phillips nor the LLC have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to an Agreement and Plan of Merger, dated as of July 2, 2001, by and among Cardiac Control Systems, Inc. ("Cardiac"), Remodelers Holdings, Inc., Nineteenth Acquisition Sub, Inc. and Kersey, Scillia, Forster and Brooks, Inc. (the "Agreement"), approximately 94.6 percent of Cardiac's common stock shares were issued to the stockholders of Remodelers Holdings, Inc. ("RHI") in connection the reverse merger of Nineteenth Acquisition Sub, Inc. ("Nineteenth"), a wholly-owned subsidiary of Cardiac created to effect the merger, with and into RHI (the "Merger"). Cardiac Control Systems, Inc. changed its name to "Renaissance Acceptance Group, Inc." pursuant to the Merger. The reporting person received their shares pursuant to the Agreement. A Current Report on Form 8-K describing the Merger was filed with the Securities and Exchange Commission on July 9, 2001.

Item 4.  Purpose of the Transaction

         The LLC was a shareholder of RHI prior to the Merger. Pursuant to the Agreeement and the Merger, RNAG issued to the stockholders of RHI an aggregate 4,730,000 RNAG's common stock on a pro rata basis according to their ownership of the common stock of RHI. Depending upon market conditions and other matters they may deem material, Mr. Phillips or the LLC may acquire or dispose of additional shares of common stock of RNAG, so long as it meets their business and investment criteria.

         For the last three years RNAG has had no substantial business operations. On May 24, 2001, the United States District Court for the Middle District of Florida, Bankruptcy Division, approved the terms of the Second Amended Chapter 11 Plan of Reorganization, relating to In re: Cardiac Control Systems, Inc., Case No. 99-06852-3P1. Pursuant to this plan, all of the remaining assets (except Cardiac's corporate entity) and Cardiac's liabilities were transferred and assigned to a liquidating trust. RHI merged with Nineteenth Acquisition Sub, Inc., Cardiac's wholly-owned subsidiary, in July 2001. As a result of the Merger, Cardiac became a holding company, RHI became its subsidiary which operates in the real estate and mortgage banking industries through RHI's subsidiaries, Remodelers Acceptance Corporation, United Lending Partners, Ltd., Nineteenth Partners and Renaissance Title, LLC.

         RNAG's corporate charter and bylaws were amended and restated. The charter was amended pursuant to the Plan, in accordance with ss. 1123(a)(6) of the United States Bankruptcy Code, as follows:

         o        to prohibit the issuance of nonvoting equity securities;

         o to provide, as to several classes of securities possessing voting power, an appropriate distribution of such power, including, in the case of any class of equity securities having preference over another class of equity securities with respect to dividends, adequate provision for the election of directors, representing such preferred class in the event of default in payment of such dividends;

         o        to change its name to "Renaissance  Acceptance  Group,  Inc.";
                  and

         o to change the par value of its capital stock from $0.10 to $0.001.

         It is anticipated that following the Merger, the board of directors of RNAG will be increased from three directors to seven directors.

         Except as set forth in this Item 4, neither Mr. Phillips nor the LLC have any present plans which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13(D).

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Phillips beneficially owns 3,161,082.62 shares of RNAG common stock, which consists of 2,931,117.16 shares beneficially owned by the LLC and 229,965.46 shares beneficially owned by The Mankoff Irrevocable Trust. The LLC holds proxy-voting power for the shares beneficially owned by The Mankoff Irrevocable Trust. Mr. Phillips is a member and the sole manager of the LLC. Mr. Phillips' beneficial ownership of RNAG common stock does not include 1,005.31 shares beneficially owned by FirstPlus Financial Group, Inc. Mr. Phillips is the Chief Executive Officer of FirstPlus Financial Group, Inc. Mr. Phillips disclaims beneficial ownership of the shares owned by FirstPlus Financial Group, Inc.

         (b) Type of Ownership: Mr. Phillips and the LLC have the shared power to vote, or to direct the vote of, and the shared power to dispose of, or to direct the disposition of, the 2,931,117.16 shares RNAG common stock beneficially owned by the LLC by virtue of the fact that Mr. Phillips is a member and sole manager of the LLC. By virtue of the fact that the LLC holds proxy-voting power for the 229,965.46 shares beneficially owned by The Mankoff Irrevocable Trust, each of Mr. Phillips and the LLC is deemed to share voting power of those shares owned by The Mankoff Irrevocable Trust.

         (c) Transactions in Securities: See attached Appendix A.

         (d) Right to Receive Dividends: The Mankoff Irrevocable Trust has the power to direct the receipt of dividends from, or the proceeds from the sale of, 229,965.46 shares of RNAG common stock. The LLC holds proxy-voting power for the shares of RNAG common stock beneficially owned by The Mankoff Irrevocable Trust.

         (e) Cessation of Beneficial Ownership: Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities                    of                   the                    Issuer



         The LLC holds proxy-voting power for the shares of RNAG common stock beneficially owned by The Mankoff Irrevocable Trust.

         Pursuant to a private placement of preferred stock of RHI in April 2001, all of the RNAG's directors and officers have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for one year after the closing date of the private placement. At the time of the Merger, RNAG exchanged 2,136.5 newly issued shares of its non-voting cumulative Series A Convertible Preferred Stock, par value $0.001 per share, for all of the outstanding shares of RHI preferred stock.

Item 7.  Material to be Filed as Exhibits

Exhibit 1.   Joint Filing Agreement
Exhibit 2.   Summary of Lock Up Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 12, 2001.

                                        DANIEL T. PHILLIPS


                                        By: /s/ Daniel T. Phillips
                                           ----------------------------------
                                        Name: Daniel T. Phillips


                                        DANMER, LLC


                                        By: /s/ Daniel T. Phillips
                                           ----------------------------------
                                        Name: Daniel T. Phillips
                                        Title:   Manager

                                                                      EXHIBIT 1



                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Renaissance Acceptance Group, Inc. and further agree that this Joint Filing Agreement (the "Agreement") be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this July 12, 2001. The Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such parts taken together will constitute a part of this Agreement.

Date: July 12, 2001                       DANMER, LLC



                                          By: /s/ Daniel T. Phillips
                                             --------------------------------
                                          Name: Daniel T. Phillips
                                          Title:    Manager



                                          /s/ Daniel T. Phillips
                                          -----------------------------------
                                          DANIEL T. PHILLIPS

                                                                     Exhibit 2

                          Summary of Lock Up Agreement

         Pursuant to a private placement of preferred stock of Remodelers Holdings, Inc. ("RHI") in April 2001, all of RHI's directors and officers
(currently the officers and directors of Renaissance Acceptance Group, Inc.) have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for one year after the closing date of the private placement. At the time of the Merger described in Item 3 of this Schedule 13D, Renaissance Acceptance Group, Inc. exchanged 2,136.5 newly issued shares of its non-voting cumulative Series A Convertible Preferred Stock, par value $0.001 per share, for all of the outstanding shares of RHI preferred stock. The following summarizes the agreement in the private placement memorandum relating to the private placement of RHI preferred stock:

         Lock-Up Agreement. All of the Company's directors and officers (the "Insiders") have agreed not to transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for one year after the closing date of this offering.